Financial Statements
	and Financial Highlights

	Select Asset Fund, Series 1, Inc.

	August 31, 1999
	with Report of Independent
Auditors


Report of Independent Auditors
Board of Directors and Stockholder
Select Asset Fund, Series 1, Inc.

We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 1, Inc. as of August 31, 1999, the related statement of operations for the eight month period ended August 31, 1999, and the statements of changes in net assets for the eight month period ended
August 31, 1999 and for the year ended December 31, 1998, and the financial highlights since 1997. These statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 1, Inc. at August 31, 1999, the results of its operations for the eight month period ended August 31, 1999, and the changes in its net assets for the eight month period ended August 31, 1999 and for the year ended December 31, 1998, and its financial highlights since 1997, in conformity with generally accepted accounting principles.



September 30, 1999


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Select Asset Fund, Series 1, Inc.

Statement of Assets and Liabilities

August 31, 1999


Assets
Net asset value                                                    $0

See accompanying notes.
Select Asset Fund, Series 1, Inc.

Statement of Operations

For the eight month period ended August 31, 1999


Investment income:
 Dividend income                                           $98,021
 Interest income                                             4,751
Total investment income                                    102,772

Expenses:
 Administration fees (Note 2)                               32,871
 Investment management fee (Note 2)                          1,759
 Independent auditors                                        5,767
 Interest expense                                            1,674
 Directors fees and expenses                                 3,000
 Legal fees                                                  7,014
 Other expenses                                                564
Total expenses                                              52,649
Net investment income                                       50,123

Net realized gain on investments                           271,306
Net realized gain on in-kind transfer (Note 1)         198,033,792
Net decrease in unrealized appreciation               (198,033,792)
Net increase in net assets resulting from operations      $321,429


See accompanying notes.
Select Asset Fund, Series 1, Inc.

Statements of Changes in Net Assets



                                               For the eight       For the
                                             month period ende   year ended
                                              August 31, 1999 December 31, 1998

From operations:
 Net investment income                                $50,123       $5,984,222
 Net realized gain on investments                     271,306        9,127,600
 Nt realized gain on in-kind transfer             198,033,792                0
 Net change in unrealized appreciation
  on investments                                 (198,033,792)    (222,410,881)
Increase (decrease) in net assets resulting from
  operations                                          321,429     (207,299,059)

Dividends from net investment income:
 Common stock                                         (50,123)      (5,984,222)
                                                      (50,123)      (5,984,222)

Distribution from net realized gains:
 Common stock                                        (271,306)      (9,127,600)
 In-kind transfer                                (198,033,792)               0
                                                 (198,305,098)      (9,127,600)
Decrease in net assets resulting from
 distributions to stockholder                    (198,355,221)     (15,111,822)

Increase (decrease) from capital transactions:
 Capital contribution from common stockholder               0      144,682,320
 Redemption of common stock                          (501,692)               0
 Distribution of capital to common stockholde    (174,064,358)    (305,012,730)
                                                 (174,566,050)    (160,330,410)
Total decrease in net assets                     (372,599,842)    (382,741,291)

Net assets:
 Beginning of period                              372,599,842      755,341,133
 End of period                                             $0     $372,599,842

See accompanying notes.
1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Select Asset Fund, Series 1, Inc. (the "Fund"). As of August 31, 1999 the Fund was fully liquidated and all remaining capital had been distributed to the common stockholder through an in-kind distribution. For purposes of these financial statements, in accordance with generally accepted accounting principles, the in-kind distribution was treated as a realized gain. For tax purposes the distribution would not result in a realized gain until the securities were actually sold.

The Fund was registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund received notification from the Securities Exchange Commission ("SEC") that it was de-registered effective September 24, 1999.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions were accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold was determined using the identified cost method. Dividend income was recorded on ex-dividend date and interest income was recorded on the accrual basis.

Federal Income Taxes

It was the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax was required.

Distribution of Income and Gains

The Fund distributed substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder were declared and paid at least annually. Net capital gains, if any, were generally distributed annually.


1. Organization and significant Accounting Policies (continued)

The character of income and gains to be distributed was determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, were considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the eight month period ended August 31, 1999 and the year ended December 31, 1998, dividend and capital gain distributions to the common stockholder were $321,429 and $15,111,822, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $144,682,320.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.


3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the eight month period ended August 31, 1999 were $3,002,750 and $547,449, respectively.




Select Asset Fund, Series 1, Inc.

Notes to the Financial Statements (continued)



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Select Asset Fund, Series 1, Inc.

Notes to Financial Statements

August 31, 1999

DET:  W10990310-CL	5
                     Select Asset Fund, Series 1, Inc.

                            Financial Highlights


                                           Year ended December 31,
                                  1999 (1)   1998     1997      1996     1995

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning
     of period                     $7.43    $15.06    $10.46   $13.16   $10.07
 Net investment income              0.00      0.12      0.33     0.31     0.45
 Net realized and unrealized gains
    (losses) on investments         0.01     (4.25)     4.67     2.77     5.58
      Total from investment
         operations                 0.01     (4.13)     5.00     3.08     6.03
Capital contribution                0.00      2.88      8.39     0.00     0.00
Less dividends from net investment income:
 Common stock equivalent of dividends
  paid to AMPS holders              0.00      0.00     (0.31)   (0.21)   (0.37)
 Dividends paid to common
    stockholders                   (0.01)    (0.12)    (0.02)   (0.10)   (0.08)
Less distributions from net realized gains:
 Distributions paid to common
    stockholders                   (0.01)    (0.18)    (2.88)   (0.03)   (0.43)
 Distributions from in-kind transfer paid to
   common stockholder              (3.94)     0.00      0.00     0.00     0.00
Less distributions from paid-in capital:
 Return of capital to common stock (3.48)    (6.08)    (5.58)   (5.44)   (2.06)
      Total distributions          (7.44)    (6.38)    (8.79)   (5.78)   (2.94)
Net asset value, end of period     $0.00     $7.43    $15.06   $10.46   $13.16
Total investment return             0.09%(2)-27.44%    32.64%   23.40%   59.88%
Ratios/supplemental data:
 Net assets at end of period (000s)    0   $372,600 $755,341  $811,008 $643,340
 Average net assets (000s)        $41,417  $435,777 1010,072  $722,492 $603,102
Ratio of expenses to average net assets
     applicable to common stock (3) 0.13%     0.09%     0.17%    0.21%    0.16%
Ratio of net investment income to average net assets
     applicable to common stock     0.12%     1.37%     1.65%    2.11%    2.39%
Portfolio turnover                  1.32%     7.35%    12.02%    3.34%   16.36%

Asset coverage per AMPS share
 end of period                    0.0000    0.0000         0  $270,336       0
AMPS shares outstanding                0         0         0     3,000       0
Asset coverage for notes payable,
 end of period                         0   392,624%  796,034% 837,053%  65,740%
Notes payable, end of period           0   $94,900   $94,900  $96,900  $97,900

   (For the eight month period ended August 31, 1999.
 (2)Total investment return for the period, not annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payment to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.

See accompanying notes.